UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Motient Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

619908304

(CUSIP Number)
Patrick H. Daugherty, Esq.
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

April 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), (f) or (g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619908304			Page 2 of 18

1.	Name of Reporting Person: Highland Capital Management, L.P.		I.R.S. Identification Nos. of above persons (entities only): 75-2716725

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,642,469

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,642,469

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): IA/PN

CUSIP No. 619908304			Page 3 of 18

1.	Name of Reporting Person: Strand Advisors, Inc.		I.R.S. Identification Nos. of above persons (entities only): 95-4440863

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,642,469

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,642,469

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 619908304			Page 4 of 18

1.	Name of Reporting Person: James Dondero		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 4,642,469

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 4,642,469

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 619908304			Page 5 of 18

1.	Name of Reporting Person: Prospect Street High Income Portfolio, Inc.		I.R.S. Identification Nos. of above persons (entities only): 04-3028343

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,155,224

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,155,224

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 6 of 18

1.	Name of Reporting Person: Prospect Street Income Shares Inc.		I.R.S. Identification Nos. of above persons (entities only): 36-2765811

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 111,940

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 111,940

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): CO/IV

CUSIP No. 619908304			Page 7 of 18

1.	Name of Reporting Person: Highland Legacy, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 8 of 18

1.	Name of Reporting Person: Highland Crusader Offshore Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 2,452,545

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 2,452,545

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 9 of 18

1.	Name of Reporting Person: PAMCO Cayman, Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 223,880

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 223,880

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 10 of 18

1.	Name of Reporting Person: Highland Equity Focus Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only): 46-0491961

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 425,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 425,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 619908304			Page 11 of 18

1.	Name of Reporting Person: Highland Equity Fund, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 50,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 50,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,642,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 15.2%

14.	Type of Reporting Person (See Instructions): PN

     This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 10, 2002, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on October 20, 2003. Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D, as amended, previously filed with the Commission.

Item 2. Identity and Background.

     Item 2 is hereby amended and restated in its entirety as follows:

     (a) The names of the persons filing this Statement (the “Reporting Persons”) are Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), James Dondero, a citizen of the United States of America (“Dondero”), Prospect Street High Income Portfolio, Inc., a Maryland corporation and closed end mutual fund registered under the Investment Company Act of 1940 (“Prospect Portfolio”), Prospect Street Income Shares Inc., a Maryland corporation and closed end mutual fund registered under the Investment Company Act of 1940 (“Prospect Shares”), Highland Legacy, Limited, a Cayman Islands limited partnership (“Legacy”), Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (“Crusader”), PAMCO Cayman, Limited, a Cayman Islands limited partnership (“PAMCO”), Highland Equity Focus Fund, L.P., a Delaware limited partnership (“Equity Focus”), and Highland Equity Fund, L.P., a Delaware limited partnership (“Equity Fund”).

     (b) The principal business address of Highland Capital, Strand, Dondero, Prospect Portfolio, Prospect Shares, Crusader, Equity Focus and Equity Fund is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240. The principal business address of Legacy and PAMCO is c/o QSPV Limited, Queensgate House, South Church Street, George Town, Grand Cayman, Cayman Islands.

     (c) This Schedule is filed on behalf of Highland Capital, Strand, Dondero, Prospect Portfolio, Prospect Shares, Legacy, Crusader, PAMCO, Equity Focus and Equity Fund. Highland Capital is the general partner of Crusader, Equity Focus and Equity Fund. Pursuant to management agreements between Highland Capital and each of Legacy and PAMCO, Highland Capital exercises all voting and dispositive power with respect to securities held by Legacy and PAMCO. Strand is the general partner of Highland Capital. Dondero is the President and a director of Strand, Prospect Portfolio and Prospect Shares, and a director of the Issuer. The directors and executive officers of Strand, Prospect Portfolio and Prospect Shares are listed on Appendix I hereto.

     The principal business of Highland Capital, a registered investment advisor, is acting as investment advisor to various entities, including Prospect Portfolio, Prospect Shares, Legacy, Crusader, PAMCO, Equity Focus and Equity Fund. The principal business of Strand is serving as the general partner of Highland Capital. The principal business of Dondero is serving as the President of Highland Capital and the President and a director of Strand, Prospect Portfolio and Prospect Shares. The principal business of Prospect Portfolio, Prospect Shares, Crusader, PAMCO, Equity Focus and Equity Fund is purchasing and holding securities for investment purposes. The principal business of each director and executive officer of Strand, Prospect Portfolio and Prospect Shares is set forth on Appendix I hereto.

     (d) and (e) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) Highland Capital, Strand, Equity Focus and Equity Fund were organized under the laws of the State of Delaware. Crusader was organized under the laws of Bermuda. Prospect Portfolio and Prospect Shares were organized under the laws of the State of Maryland. Legacy and PAMCO were organized under the laws of the Cayman Islands. Mr. Dondero is a citizen on the United States. The citizenship of each director and executive officer of Strand, Prospect Portfolio and Prospect Shares is set forth on Appendix I hereto.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 is hereby supplemented as follows:

     On January 27, 2003, a wholly-owned subsidiary of the Issuer closed a $12.5 million term credit agreement (the “Credit Agreement”) with a group of lenders. In connection with the execution of the Credit Agreement, Crusader acquired warrants to purchase 625,000 shares of Common Stock from the Issuer. On March 16, 2004, the Issuer entered into an amendment to the Credit Agreement with the lenders thereto. In connection with the amendment to the Credit Agreement, Crusader acquired warrants to purchase 200,000 shares of Common Stock from the Issuer.

     On April 7, 2004, Crusader acquired 545,455 shares of Common Stock and warrants to purchase approximately 136,364 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $3,000,003 using working capital. On July 1, 2004, Equity Focus acquired 425,000 shares of Common Stock and warrants to purchase 63,750 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $3,642,250 using working capital. On July 1, 2004, Equity Fund acquired 50,000 shares of Common Stock and warrants to purchase 7,500 shares of Common Stock from the Issuer for an aggregate purchase price of approximately $428,500 using working capital.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) As of July 12, 2004, the Reporting Persons may be deemed to beneficially own an aggregate of 4,642,469 shares of Common Stock, representing approximately 15.2% of the shares of Common Stock outstanding as of June 24, 2004 (based on (i) 29,773,997 shares of Common Stock reported as outstanding in the Issuer’s Quarterly Report on Form 10-Q for its quarterly period ended March 31, 2004 plus (ii) 825,000 shares of Common Stock that may be acquired by the Reporting Persons within 60 days of July 12, 2004 upon the exercise of warrants). Of the 4,642,469 shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, Crusader has the right to acquire 825,000 shares of Common Stock within 60 days of July 12, 2004 upon the exercise of warrants.

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Prospect Street High Income Portfolio, Inc.	1,155,224	0	1,155,224	0
Prospect Street Income Shares Inc.	111,940	0	111,940	0
Highland Legacy, Limited	223,880	0	223,880	0
Highland Crusader Offshore Partners, L.P. (1)	2,452,545	0	2,452,545	0
PAMCO Cayman, Limited	223,880	0	223,880	0
Highland Equity Focus Fund, L.P.	425,000		425,000
Highland Equity Fund, L.P.	50,000		50,000
Highland Capital Management, L.P. (2)	4,642,469	0	4,642,469	0
Strand Advisors, Inc. (2)	4,642,469	0	4,642,469	0
James Dondero (2)	4,642,469	0	4,642,469	0

(1)	Includes (i) 1,627,545 shares of Common Stock held directly and (ii) 825,000 shares of Common Stock that may be acquired upon exercise of warrants within 60 days of July 12, 2004.

(2)	Because of the relationships described herein, Highland Capital, Strand and Dondero may be deemed the indirect beneficial owners of the shares of Common Stock held by Prospect Portfolio, Prospect Shares, Legacy, Crusader, PAMCO, Equity Focus and Equity Fund. Highland Capital, Strand and Dondero expressly disclaim beneficial ownership of such shares of Common Stock.

     (c) Except as otherwise described herein, no transactions in the Common Stock have been effected by the Reporting Persons during the past sixty days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is hereby supplemented as follows:

     In connection with the execution of the Credit Agreement on January 27, 2003, Crusader acquired warrants to purchase 625,000 shares of Common Stock from the Issuer (the “January 2003 Warrants”). The January 2003 Warrants are immediately exercisable, have an exercise price of $1.06 per share and a term of five years. The foregoing is qualified in its entirety by reference to the January 2003 Warrants, a copy of which is attached hereto as Exhibit 2.

     In connection with an amendment to the Credit Agreement on March 16, 2004, Crusader acquired warrants to purchase 200,000 shares of Common Stock from the Issuer (the “March 2004 Warrants”). The March 2004 Warrants are immediately exercisable, have an exercise price of $4.88 per share and a term of five years. The foregoing is qualified in its entirety by reference to the March 2004 Warrants, a copy of which is attached hereto as Exhibit 3.

     On April 7, 2004, Crusader acquired warrants to purchase approximately 136,364 shares of Common Stock from the Issuer (the “April 2004 Warrants”). The April 2004 Warrants have an exercise price of $5.50 per share and will become exercisable if the Issuer does not meet certain registration deadlines set forth in a certain Registration Rights Agreement, dated as of April 7, 2004, by and among the Issuer and the parties thereto (the “April 2004 Registration Agreement”). If the April 2004 Warrants become exercisable, they may be exercised by Crusader at any time until June 30, 2009. The foregoing is qualified in its entirety by reference to the April 2004 Warrants, a copy of which is attached hereto as Exhibit 4, and the April 2004 Registration Agreement, a copy of which is attached hereto as Exhibit 5.

     On July 1, 2004, Equity Focus and Equity Fund acquired warrants to purchase 63,750 and 7,500 shares of Common Stock, respectively, from the Issuer (collectively, the “July 2004 Warrants”). The July 2004 Warrants have an exercise price of $8.57 per share and will become exercisable if the Issuer does not meet certain registration deadlines set forth in a certain Registration Rights Agreement, dated as of June 30, 2004, by and among the Issuer and the parties thereto (the “July 2004 Registration Agreement”). If the July 2004 Warrants become exercisable, they may be exercised by Equity Focus and Equity Fund at any time until June 30, 2009. The foregoing is qualified in its entirety by reference to the July 2004 Warrants, a copy of which is attached hereto as Exhibit 6, and the July 2004 Registration Agreement, a copy of which is attached hereto as Exhibit 7.

Item 7. Material to be Filed as Exhibits.

     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1	Joint Filing Agreement, dated as of July 12, 2004, entered into by and among Highland Capital, Strand, James Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAMCO, Crusader, Equity Focus and Equity Fund.

Exhibit 2	Form of Warrant to Purchase Shares of Common Stock (Exhibit 10.29 to the Issuer’s Annual Report on Form 10-K filed with the Commission on March 22, 2004 and incorporated by reference herein).

Exhibit 3	Common Stock Purchase Warrant (Exhibit 10.34 to the Issuer’s Annual Report on Form 10-K filed with the Commission on March 22, 2004 and incorporated by reference herein).

Exhibit 4	Form of Common Stock Purchase Warrant (Exhibit 10.40 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 26, 2004 and incorporated by reference herein).

Exhibit 5	Registration Rights Agreement, dated April 7, 2004, by and among the Issuer and the parties thereto (Exhibit 10.39 to the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on April 26, 2004 and incorporated by reference herein).

Exhibit 6	Form of Common Stock Purchase Warrant (Exhibit 10.44 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on July 6, 2004 and incorporated by reference herein).

Exhibit 7	Registration Rights Agreement, dated June 30, 2004, by and among the Issuer and the parties thereto (Exhibit 10.43 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on July 6, 2004 and incorporated by reference herein).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 12, 2004

HIGHLAND CAPITAL MANAGEMENT, L.P.
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

STRAND ADVISORS, INC.
By:	/s/ James Dondero
James Dondero
President

/s/ James Dondero
James Dondero

PROSPECT STREET HIGH INCOME PORTFOLIO, INC.
By:	/s/ James Dondero
Name:	James Dondero
Title:	President

PROSPECT STREET INCOME SHARES INC.
By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND LEGACY, LIMITED
By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.
By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
Name:	James Dondero
Title:	President

PAMCO CAYMAN, LIMITED
By:	Highland Capital Management, L.P., its collateral manager
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND EQUITY FOCUS FUND, L.P.
By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero
	Name:	James Dondero
	Title:	President

HIGHLAND EQUITY FUND, L.P.
By:	Highland Capital Management, L.P., its general partner
By:	Strand Advisors, Inc., its general partner

By:	/s/ James Dondero

	Name:	James Dondero
	Title:	President

APPENDIX I

     The name of each director and officer of Strand, Prospect Portfolio and Prospect Shares is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 1300, Dallas, Texas 75240, unless otherwise indicated. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
Strand Advisors, Inc.

James Dondero, Director	President

Mark Okada	Executive Vice President

Raymond J. Daugherty	Vice President

Todd A. Travers	Secretary

Prospect Street High Income Portfolio, Inc. and Prospect Street Income Shares Inc.

James Dondero, Director	President

Mark Okada	Executive Vice President

Raymond J. Daugherty	Senior Vice President

M. Jason Blackburn	Secretary and Treasurer

Timothy Hui, Director	Director of Learning Resources of the
Pennsylvania Biblical University, 48
Willow Green Drive, Churchville, PA
18966.

Scott Kavanaugh, Director	Director, Executive Vice President and
Treasurer of Commercial Capital, One
Venture, Ste. 300, E. Irvine, CA 92618.

James Leary, Director	Managing Director of Benefit Capital,
2006 Peakwood Drive, Garland, Texas
75044.

Bryan Ward, Director	Special Projects Advisor and Information
Technology Consultant for Accenture, 3625
Rosedale, Dallas, Texas 75205.

EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of July 12, 2004, entered into by and among Highland Capital, Strand, James Dondero, Prospect Portfolio, Prospect Shares, Legacy, PAMCO, Crusader, Equity Focus and Equity Fund.